Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cubios, Inc.
5602 Marquesas Circle #207
Sarasota, FL 34240
www.wowcube.com

Up to $1,069,988.80 in Non-Voting Common Stock at $11.54
Minimum Target Amount: $9,993.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cubios, Inc.
Address: 5602 Marquesas Circle #207, Sarasota, FL 34240
State of Incorporation: DE
Date Incorporated: June 28, 2021

Terms:

Equity

Offering Minimum: $9,993.64 | 866 shares of Non-Voting Common Stock
Offering Maximum: $1,069,988.80 | 92,720 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $11.54
Minimum Investment Amount (per investor): $496.22

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives*</u>

<u>Early Birds Perks</u>

First 72 hours - 15% bonus shares

Next 72 hours - 10% bonus shares

Next 7 days - 5% bonus shares

<u>Volume based Perks</u>

$1000

Free 1-year Subscription for WowCube PlayStore

$2000

Free 2-years Subscription + 2% bonus shares

$5000

50% discount on Cube + Investor community + 5% bonus shares

$10000

50% discount on Cube + Investor community + 10% bonus shares

$20000

50% discount on Cube + Investor community + Online Visit /

Dinner with Founder + 15% bonus shares

$50000

50% discount on Cube + Investor community + Online Visit /

Dinner with Founder + 20% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine OWNer's Bonus</u>

Cubios, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $11.54 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $1,154. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Cubios, Inc. is a Delaware corporation and is the creator of the WOWCube ® entertainment system — the first-in-class immersive-reality innovative console and the gaming platform providing a unique experience of interacting with the digital world as if it’s a real object by twisting, shaking, and tilting it. CubiOS Inc. focuses on design, development, marketing, and distribution of hi-tech consumer robotic toys and entertainment game platforms. It is an independent R&D and manufacturing company, developing breakthrough technologies and innovations, and building the ecosystem around the WOWCube ® entertainment system. The CubiOs Studio is the company's game-design lab that creates next-gen digital apps & widgets running on the WOWCube ® entertainment console.

Cubios, Inc., a California corporation was originally incorporated on April 11, 2017. On June 28, 2021, Cubios, Inc., a Delaware corporation was formed and merged with the California entity such that the Delaware entity was the surviving entity.

Company is currently operating in the pre-revenue stage.

The company owns the IP. We have 14 utility patents awarded to date in the US, European Union, Japan, Korea, China, Australia and Russia. We have 30+ utility and design patent applications pending in these and some other jurisdictions (including Brazil, Mexico, India). The first filing are centered around innovative hardware features (unique magnetic connectors enabling device transformability); recent filings include innovative UX features leveraging the console's unique topology.

Competitors and Industry

The Company has several major competitors in the educational toys market, valued globally at $21.5B. Some of the top competitors in our industry include LEGO, Mattel, Melissa & Doug etc. as well as more relevant direct competitors - Anki Vector and ClicBot. Anki Vector is a Home Robot Who Hangs Out & Helps Out is the industry leader and the Company's primary competition in the educational toys industry. ClicBot is an intelligent coding robot for both education and entertaining, also owns a significant market share. Anki currently raised $205.26M and was acquired by Digital Dream Labs (https://www.cbinsights.com/company/anki/financials).

Despite the present competitive landscape, the Company stands out in the educational toys industry because we are not only a device but entire educational gaming ecosystem. Our cube companion apps are already in both the Apple App Store and the Google Play + we have developed our own apps store and games + we've got SDK and WOWStudio ready for third-party developers.

The global Educational Toys market size is projected to reach US$ 29350.28 million by 2027, from US$ 21579.35 million in 2020, at a CAGR of 4.49% during 2021-2027. The United States Educational Toys market size is projected to reach US$ 6649.29 million by 2027, from US$ 4923.56 million in 2020, at a CAGR of 4.42% during 2021-2027.

https://www.marketresearch.com/QYResearch-Group-v3531/Global-United-States-Educational-Toys-14453419/

Current Stage and Roadmap

We have our hardware R&D completed and the device is now in production ready for the sales kick off. WowCube Operation System is done as well. We have 30 games and apps now. You can download WowCube app from Apple App Store or Google Play Market.

Software development kit (SDK) for 3ed party developers is ready and 250 devices manufactured and now shipping to these developers.

First "Mass Production" batch being tested and preparing for certification. Official market launch on Kickstarter + Indiegogo planned to March 2022.

The Team

Officers and Directors

Name: Max Filin

Max Filin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CEO
  Dates of Service: February 01, 2020 - Present
  Responsibilities: • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into. Max Filin has a monthly salary of $12.000 and equity compensation of 1042 of shares

Other business experience in the past three years:

- **Employer:** Cubios, Inc.
  Title: CPO COO
  Dates of Service: May 01, 2019 - June 15, 2021
  Responsibilities: "• Supervising all daily operations of the company, including, marketing and sales, excluding IT • Preparing and presenting reports to the Chief Executive Officer • Working closely with the Chief Executive Officer and Chief Financial Officer on all matters related to the business • Performing employee reviews and developing corrective action plans if needed • Developing and implementing strategies, procedures and business plans needed to enhance company growth • Working with the executive team to set company performance goals • Cultivating and providing opportunities for rising talent within the organization • Maintain supply chain and hardware manufacturing process"

Other business experience in the past three years:

- **Employer:** Merlion
  Title: Product Team Lead
  Dates of Service: June 01, 2008 - May 01, 2019
  Responsibilities: "Devised new business strategies including company procurement strategy. Sourced new suppliers. Ensured company obtained the best possible price for goods and services. Developed cost-efficiency strategy and direct partnerships. Control of the full cycle of launching Private Brands products in to the Russian market. Such as choosing a products, sourced new suppliers, contracts, design, certification, purchase planning, production, quality control, logistics, pricing, defined sales strategy, choosing of distribution channels, marketing, promotion and sales development, negotiation with major customers, retail chains, online network, mobile operators, sub-disties. Coordinated with various groups in different countries to resolve and reduce operational and manufacturing problems to minimize costs. For the following product categories - Smart Phones, Tablet PC, Notebooks, Smart Home and Security Products, Portable Digital Projectors, GPS/Glonass navigation systems, DVR, e-books, DPF, MP3/MP4 players, In-car Electronics, FM transmitters, Drawing boards, Kids Tablets, CCTV Systems) Control of local production of Computer cases and Power Supplies Classical Distribution (Overseas purchasing in Asia, US, Europe) DVR , Wearable Electronics, PSU, Computer Chassis, Keyboards, Mice, Speakers. Etc. "

Name: Ilya Osipov

Ilya Osipov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & President
  Dates of Service: April 11, 2017 - Present
  Responsibilities: "• Oversee all other executives and staff within the organization. • Meet with board of directors and other executives to determine if company is in accordance with goals and policies. • Oversee budgets. • Develop business investment and capitalization. • Direct the organization's financial goals, objectives, and budgets. • Implement the organization's guidelines on a day-to-day basis. • Preside over quality control. • Hire, train, and terminate employees. • Develop and implement strategies and set the overall direction of a certain area of the company or organization. • Oversee the investment of funds and manage associated risks, supervise cash management activities, execute capital-raising strategies to support a firm's expansion, and deal with mergers and acquisitions. • Provide visionary and strategic leadership for the organization. • Collaborate with the board of directors to develop the policies and direction of the organization. • Ensure members of the Board of Directors have the information necessary to perform their fiduciary duties and other

governance responsibilities. • Develop and maintain relationships with other companies, industry, and government officials that are in the best interest of the company. • Provide adequate and timely information to the Board to enable it to effectively execute its oversight role. • Direct staff, including organizational structure, professional development, motivation, performance evaluation, discipline, compensation, personnel policies, and procedures. "

- **Position:** CTO
  Dates of Service: February 01, 2020 - Present
  Responsibilities: "• examines the short and long term needs of an organization, and utilizes capital to make investments designed to help the organization reach its objectives... • performs as the highest technology executive within the company and leads the technology /engineering organization • maintains a working familiarity with regulatory and intellectual property (IP) issues (e.g. patents, trade secrets, license contracts); interfaces with legal counsel to incorporate these considerations into strategic planning and inter-company negotiations. Ilya Osipov has a monthly salary of $12.000

Other business experience in the past three years:

- **Employer:** i2istudy.com
  Title: CEO
  Dates of Service: May 01, 2013 - October 01, 2019
  Responsibilities: • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into.

Other business experience in the past three years:

- **Employer:** Trident Invents LLC

Title: Inventor
Dates of Service: April 01, 2018 - Present
Responsibilities: Puzzle Inventor: Auzzle, Oz-Cube & TrueChallenge puzzles.

Name: Alexander Yurasov

Alexander Yurasov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Engineering Officer, Chief Research and Development Officer, Head of Development
  Dates of Service: October 15, 2018 - Present
  Responsibilities: • Leading the development of the software dev short- and long-term strategy • Design and implement business strategies, plans and procedures • Set comprehensive goals for performance and growth • Lead engineers to encourage maximum performance and dedication • Evaluate performance by analyzing and interpreting data and metrics • Write and submit reports to the CEO in all matters of importance • Manage relationships with partners/vendors/3rd party companies • Hiring of software and hardware engineers, test engineers, designers and other technical staff • Manage full cycle of all areas of company software development: mobile apps, website, WOWCube applications, platform development, design • Project, Strategic, People and Risk management activities • Oversee day-to-day operation of the R&D departments in the company • Collaborating with colleagues to implement policies and develop improvements • Setting goals for departments and individual managers • Organize and coordinate inter- and intradepartmental operations • Oversee resource allocation and budgeting • Provide guidance to subordinate staff and evaluate performance • Assume responsibility for timely reporting to senior management or regulatory agencies • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Assist in other tasks (e.g. fundraising) as assigned Alexander Yurasov has a monthly salary of $7.000 and equity compensation of 759 of shares

Other business experience in the past three years:

- **Employer:** Orion Innovation
  Title: Line Manager / Senior Project Manager
  Dates of Service: March 01, 2016 - December 01, 2020
  Responsibilities: Management of full cycle projects (dev, test, support teams). Carrying out several projects at the same time (3-5) lasting from couple months to several years.

Name: Mikhail Soloviev

Mikhail Soloviev's current primary role is with Roostify Inc. Mikhail Soloviev currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Short-term ongoing tasks: - manage accounting and treasury function - systems oversight (Quickbooks, Brex, Carta) - taxes and statutory reporting - provide managerial reporting - manage short-term cash planning Long-term and strategy: - maintain financial models for long-term scenarios - provide financial planning support for investment rounds - develop compensation methodology to support options grants and future hiring Mikhail Soloviev has a monthly salary of $4.000

Other business experience in the past three years:

- **Employer:** Roostify Inc
  Title: Director of FPA
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Responsible for Company planning, reporting, analysis

Name: Dmitry Burkovskiy

Dmitry Burkovskiy's current primary role is with Xsolla. Dmitry Burkovskiy currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 31, 2021 - Present
  Responsibilities: "• Makes decisions as a fiduciary on behalf of Preferred Class A Stcock shareholders • Hiring and firing of senior executives, • Dividend policies, options policies, and executive compensation. • Helping a corporation set broad goals, supporting executive duties, and ensuring the company has adequate, well-managed resources at its disposal. • Oversight of management's actions to ensure that the company's vision is being adhered to. Dmitry Burkovskiy has no salary and no equity compensation

Other business experience in the past three years:

- **Employer:** Xsolla
  Title: VP, Global Business Development
  Dates of Service: October 01, 2012 - March 01, 2019
  Responsibilities: Business development for Xsolla, focusing on bringing new partners and keeping current clients satisfied.

Other business experience in the past three years:

- **Employer:** Xsolla
  Title: Chief Investment Officer
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Oversee all funding initiatives for Xsolla, the video game commerce company that helps developers and publishers market, sell, connect and optimize their games globally.

Other business experience in the past three years:

- **Employer:** Joystick Ventures
  Title: Managing Partner
  Dates of Service: December 01, 2019 - Present
  Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Other business experience in the past three years:

- **Employer:** Xsolla Capital
  Title: Partner
  Dates of Service: July 01, 2016 - May 01, 2019
  Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational toy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of

Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our products currently under development are centered around single activity, providing a platform for recreational activities. Our revenues are therefore dependent upon the market for recreational activities.

We may never have an operational product or service
It is possible that there may never be an operational gaming console or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in recreational activities. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our gaming console. Delays or cost overruns in the development of our gaming console and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Cubios, Inc. was transformed into Delaware Corporation on July 28, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cubios, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 14 patents, 2 trademarks in 13 jurisdictions, multiple copyrights registrations, 15

Internet domain names, and significant number of trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if some of our trademarks and copyrights are deemed unenforceable, the Company will have to expense significunt funds to complement its enforceable IP portfolio. This would cut affest our bottom line significantly.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cubios, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cubios, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ilya Osipov	1,023,333	Common Stock	24.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 92,720 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,571,875 outstanding.

Voting Rights

1 vote per share

Material Rights

The amount outstanding includes 139,481 outstanding and unvested options.

The amount outstanding includes 913,544 shares reserved for issuance under the Company's Stock Incentive Plan.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Preferred Stock

The amount of security authorized is 1,077,664 with a total of 674,736 outstanding.

Voting Rights

The holders of Series A Preferred Stock shall vote together with the holders of common Stock as a single class an on an as-converted to Common Stock basis.

Material Rights

Dividends

The holders of then oustanding shares of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therfor, dividencs at the rate of 6% of the Original Issue Price, rounded up to the nearest full cent, for each share of Series A Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). (*See Exhibit F for additional detail.*)

Liquidation Preference

In the event of a liquidation event, holders of Series A Preferred Stock shall be entitled to payment prior to the holders of Common Stock. (*See Exhibit F for additional detail.*)

Conversion Rights

Holder of Series A Preferred Stock shall have the right, at the option of the holder thereof, to convert their shares of Series A Preferred Stock into a certain amount of shares of Common Stock. (*See Exhibit F for additional detail.*)

Non-Voting Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,031,313.45
  Number of Securities Sold: 2,518,850
  Use of proceeds: funding company operation
  Date: March 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,558,604.88
  Number of Securities Sold: 655,987
  Use of proceeds: funding company operation
  Date: July 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $600,000.00
  Use of proceeds: funding company operations
  Date: September 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,100,000.00
  Use of proceeds: funding company operations
  Date: March 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The latest round of financing (Round A, July 2021) allows company to operate for at least 24 months at the current level of expenses without revenue genereation.

Foreseeable major expenses based on projections:

The major expenses for the next 2 years will be the marketing costs, launching the product, and manufacturing.

Future operational challenges:

Unpredicted increase in product demand could result in manufacturing scalability challenge.

Future challenges related to capital resources:

These challenges will be unlikely but potential challenges include:

- missing future milestone

  * fail to sign brazilian Tectoy 50K devices contract

  * unsuccessful Kickstarter campaign

  * fail to sign top-tier taiwanese electronics manufacturing company for production of our devices

  * fail to sign retailers in the United Statesfor distribution

- weak demand for WowCube Entertainment system

- educational toys market stagnation

- warranty issues exceeding our projections

- supply chain shortage extending

Future milestones and events:

Below represents milestone goals of the company:

January 2022 - Brazilian Tectoy 50K devices contract

March 2022 - successful fulfilment of Kickstarter campaign

Summer 2022 - top-tier taiwanese electronics manufacturing company signed for production 250-300K devices devices

Summer 2022 - four of ten largest retailers in the United States signed for distribution

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company had $1,927,076 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 35.7% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 14 months. This is based on a current monthly burn rate of $131,355 for expenses related to salaries, R&D, and IP.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 22 months. This is based on a current monthly burn rate of $131,355 for expenses related to salaries, R&D, and IP.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Now: There is a strong interest from many investors who were late to participate in Round A.
Next step: Round B, Reg A+.
Later: Factoring, manufacturers credit line, SPAC.

Indebtedness

- **Creditor:** BACHIASHVILI GEORGE
  Amount Owed: $29,985.00
  Interest Rate: 1.0%
  Maturity Date: December 31, 2025

- **Creditor:** SBA EIDL
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030

- **Creditor:** Ilya Osipov
  Amount Owed: $38,500.00

Interest Rate: 1.0%
Maturity Date: December 31, 2021

Related Party Transactions

Valuation

Pre-Money Valuation: $49,005,890.94

Valuation Details:

Cubios, Inc. set its pre-money valuation based on the following:

In determining our valuation we used the weighted average of 4 different valuation methodolgy - Qualitative, Checklist, VC method, and Discounted Cash Flow Method. Qualitative - 44%, Scorecard - 44%, VC method - 6%, and DCF - 6% for a total of $49M.

Qualitative - This method was conceived by William H. Payne of Ohio TechAngels group and endorsed by the Ewing Marion Kauffman Foundation. The valuation of the startup depends on how different this is from the assumed average of a set of comparable companies from the same region.

Startups' qualitative traits are divided in 6 criteria, compared with the assumed traits of the average company, and given a score according to whether it over- or under-performs the assumed average company. These scores are multiplied by weights that represent the impact of the criteria on the valuation. The sum of these weighted scores multiplied by the average valuation leads to the company's pre-money valuation. This method gave us the valuation of $8.3 million.

Checklist - The creator of the method is Dave Berkus, one of the most prominent Californian angel investors. The valuation of the startup consists of intangible building blocks that sum up to the assumed maximum pre-money valuation.

The maximum pre-money valuation is split in 5 criteria according to their weight. The startup obtains portions of these maximum criteria valuations according to how close its qualitative traits are to the most desirable ones. Their sum is the startup pre-money valuation. $2,850,000 - Quality of the core team, $1,372,222 - Quality of the Idea, $1,425,000 - Product roll-out, IP protection - $1,068,750, Strategic Relationships - $95,000 - Operating Stage. Total of $6,810,972.

VC Method - $117,580,211 - Last Year EBITDA * 30.92 EBITDA Multiple, $3,635,083,645 - Last Year Exit Value 111.47% - Annual Required ROI. Pre Money Valuation of $384,363,297.

DCF with LTG (Long Term Growth) - assumes the cash flows beyond the projected ones will grow forever at a constant rate based on the industry and computes the TV accordingly. Projected 2023-2024 sales of $68M. Long Term Growth rate of 2.5%, Terminal Value of $613M, 11.90% Discount Rate, Illiquidity Discount - 16.55% =

$407M.

The average of these 4 methods = $54,186,107.

Financial Projections Breakdown (2022, 2023, 2024)

COGS (Cost of Goods Sold):

2022 - $3,940,000

2023 - $61,652,087

2024 - $111,162,171

Gross Margin:

2022 - $1,103,000

2023 - $40,426,042

2024 - $117,580,211

Fixed Costs:

2022 - $4,413,351

2023 - $32,694,617

2024 - $42,503,002

Steady State Profit Goal:

2022 - (-$3,310,351)

2023 - $7,731,425

2024 - $75,077,209

The Company set its valuation internally without a formal independent third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Go-to-market strategy execution. The main expenses are social media marketing, PR, video production and Kickstarter marketing campaign. The goal is to sell the first 20R devices via Kickstarter.

If we raise the over allotment amount of $1,069,988.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Go-to-market strategy execution. The main expenses are social media marketing, PR, video production and Kickstarter marketing campaign. The goal is to sell the first 20R devices via Kickstarter.

- *Inventory*
  30.0%
  We need to make an advance payment to manufacturing. So we can execute Kickstarter orders. We are expecting to sell 20K devices via Kickstarter.

- *Operations*
  20.0%
  Our OPEX include salaries (65%), hardware Third party R&D (17%), office rent and services (5%) and others.

- *Research & Development*
  11.5%
  We have 3 main areas of R&D. Hardware R&D include evething about our game console. Operation system R&D include Sortware DEvelopment Kit (SDK) and WowStudio. Applications R&D include Apple Store and Google Play WowCube apps.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.wowcube.com (www.wowcube.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cubios

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cubios, Inc.

[See attached]

CUBIOS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Cubios, Inc.
San Rafael, California

We have reviewed the accompanying financial statements of Cubios, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 1, 2021
Los Angeles, California

CUBIOS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 267,718	$ 75,071
Due from related parties	10,000	100,000
Total current assets	**277,718**	**175,071**
Intangible assets	8,320	9,360
Total assets	**$ 286,038**	**$ 184,431**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 58,363	$ 72,086
Credit Card	185	390
Current portion of loan	39,985	-
Shareholder loan	-	1,000
Convertible Note	649,452	192,692
Other current liabilities	70,299	20,186
Total current liabilities	**818,283**	**286,354**
Total liabilities	**818,283**	**286,354**
STOCKHOLDERS EQUITY		
Common Stock	219	190
Additional Paid In Capital	2,011,583	1,175,610
Retained earnings/(Accumulated Deficit)	(2,544,048)	(1,277,723)
Total stockholders' equity	**(532,245)**	**(101,923)**
Total liabilities and stockholders' equity	**$ 286,038**	**$ 184,431**

See accompanying notes to financial statements.

CUBIOS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	478,012	345,256
Research and development	671,574	371,271
Sales and marketing	69,998	16,183
Total operating expenses	1,219,584	732,710
Operating income/(loss)	(1,219,584)	(732,710)
Interest expense	46,745	2,707
Other Loss/(Income)	(3)	(15)
Income/(Loss) before provision for income taxes	(1,266,325)	(735,402)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,266,325)**	**$ (735,402)**

See accompanying notes to financial statements.

CUBIOS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**1,625,000**	**$ 163**	**$ 555,638**	**$ (542,321)**	**$ 13,479**
Issuance of common stock	271,549	27	619,973		620,000
Shared-Based Compensation			-		-
Net income/(loss)				(735,402)	(735,402)
Balance—December 31, 2019	1,896,549	190	1,175,610	$ (1,277,723)	**$ (101,923)**
Issuance of common stock	298,117	30	820,003		820,033
Shared-Based Compensation	-	-	15,970		15,970
Net income/(loss)				(1,266,325)	(1,266,325)
Balance—December 31, 2020	2,194,666	**$ 219**	**$ 2,011,583**	**$ (2,544,048)**	**$ (532,245)**

See accompanying notes to financial statements.

CUBIOS, INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,266,325)	$	(735,402)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,040		1,040
Shared-based compensation		15,970		-
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		(13,723)		53,086
Due from related parties		90,000		(78,000)
Credit Cards		(206)		(385)
Other current liabilities		50,113		20,186
Net cash provided/(used) by operating activities		**(1,123,131)**		**(739,475)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		-		-
Capital distribution		820,033		620,000
Borrowing on Convertible Note		456,760		192,692
Borrowing on Loan		39,985		
Repayment of Shareholder loan		(1,000)		-
Net cash provided/(used) by financing activities		**1,315,778**		**812,692**
Change in cash		192,647		73,217
Cash—beginning of year		75,071		1,854
Cash—end of year	**$**	**267,718**	**$**	**75,071**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	46,745	$	2,707
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Cubios, Inc, was incorporated on April 11, 2017 in the state of Delaware. The financial statements of Cubios, Inc, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Rafael, California.

The company is the creator of the WOWCube ® entertainment system — the first-in-class immersive-reality innovative console and the gaming platform providing a unique experience of interacting with the digital world as if it's a real object by twisting, shaking, and tilting it. CubiOS Inc. is based in Sarasota, FL and focuses on design, development, marketing, and distribution of hi-tech consumer robotic toys and entertainment game platforms. It is an independent R&D and manufacturing company, developing breakthrough technologies and innovations, and building the ecosystem around the WOWCube ® entertainment system. The CubiOs Studio is the company's game-design lab that creates next-gen digital apps & widgets running on the WOWCube ® entertainment console..

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $17,718 and $0 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its intellectual property in connection with internally developed its platform. Intellectual property will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Cubios, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its gaming entertainment services on its platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $69,998 and $16.183, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 1, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Payroll liabilities	3,036	-
Accrued expenses	67,263	20,186
Total Other Current Liabilities	**70,299**	**20,186**

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Intelectual property		10,400		10,400
Intangible assets, at Cost	$	**10,400**	$	**10,400**
Accumulated amortization		(2,080)		(1,040)
Intangible assets, Net	$	**8,320**	$	**9,360**

Amortization expense for intellectual property for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,040and $1,040 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization expense
2021		(1,040)
2022		(1,040)
2023		(1,040)
2024		(1,040)
Thereafter		(4,160)
Total	**$**	**(8,320)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 2,194,666 and 1,896,549 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,077,664 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 0 have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,187,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	208,020	$	0.12	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	208,020	$	0.12	8.61
Exercisable Options at December 31, 2020	208,020	$	0.12	8.61

Stock option expense for the years ended December 31, 2020 was $15,970.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL loan	$ 10,000	no contract signed	7/12/1905	no contract signed	$ -	$ -	$ 10,000	$ -	$ 10,000
Loan agreement with BACHIASHVILI GEORGE	$ 30,000	1.00%	2/27/2019	2/27/2020	$ 300	$ 300	$ 29,985	$ -	$ 29,985
Total	$ 40,000				**$ -**	**$ -**	**$ 39,985**	**$ -**	**$ 39,985**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 39,985
2022	-
2023	-
Thereafter	-
Total	**$ 39,985**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes (2019A)	$ 600,000	10.00%	Fiscal Year 2019 and 2020	12/31/2020	46,745	49,452	649,452	-	649,452	2,707	32,692	192,692 $	-	192,692
Total					$ 46,745	$ 49,452	$ 649,452	$ -	$ 649,452	$ 2,707	$ 32,692	$ 192,692	$ -	$ 192,692

The Convertible notes are convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) the quotient resulting from dividing $20,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (343,825)	$ (206,092)
Valuation Allowance	343,825	206,092
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (649,657)	$ (305,832)
Valuation Allowance	649,657	305,832
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,177,136, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,177,136. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On November 18, 2020, the company received the Promissory Note in the amount of $10,000 from the founder Ilya Osipov. The note bears an interest rate of 1% and it is due and payable on December 31, 2021. As of December 31, 2020, total outstanding amounted to $10,000.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	5,700
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**5,700**

Rent expense was in the amount of $8,025 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 1, 2021 the date the financial statements were available to be issued.

In March of 2021, the company announced a Series A round (targeted to raise $6M at valuation of $20M).

During March and April 2021 – the company issued Convertible Notes (Series A) in the total amount of $1,100,000. The Note bears an interest rate of 5% per annum and has maturity date as of June 30, 2021.

In July 2021 , the Series A round closed, and the Convertible Notes converted to Preferred Shares for $1,100,000 plus interest and additional $2,558,600 raised by selling Preferred Shares.

In July of 2021, the company increased its option Pool to 1,187,000 from the original 300,000.

On July 13, 2021, the Company incorporated in Delaware state by merger and went from being a California corporation to a Delaware Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is still pre-revenue and in development stage. As of December 31, 2020, The Company had an accumulated deficit of $2,544,048, an operating cash flow loss of $1,123,131 and liquid assets in cash of $267,718, which less than a year worth of cash reserves. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

WOWCube® Entertainment System by Cubios

The New Dimension of Gaming


WOWCUBE®
ENTERTAINMENT SYSTEM

Website · Sarasota, FL · GAMING

$0.00 raised

0 Investors	$49M Valuation
$11.54 Price per Share	$496.22 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

WOWCube® Entertainment System by CubiOS, Inc. is an immersive reality console and gaming platform that we believe is first-in-class. Our device allows you to interact with the digital world like it's a real object. CubiOS, Inc. is currently in the pre-revenue stage of development.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The WOWCube® game console is already in production and available for developers with a signed B2B contract. This is not a prototype or a render. We expect it in retail in 2022. Our cube companion apps are already in both the Apple App Store and the Google Play + we have developed our own apps store and games + we've got SDK and WOWStudio ready for all third-party developers. You invest not in a device but in an entire gaming ecosystem.
- WOWCube® Entertainment system named one of THE 100 BEST INVENTIONS OF 2021 by Time, received an Edison Award in 2020, CES Innovation Award 2021, and certified as a STEM toy.
- The global Educational Toys market size is projected to reach $29.4 billion by 2027 while WOWCube® system has a strong IP portfolio with multiple patents granted and pending in multiple countries. The full software stack is developed from scratch and protects the device from replication

OVERVIEW

Welcome to the new dimension of Gaming

Cubios, Inc. is the creator of the WOWCube® Entertainment System — one of the first-in-class innovative immersive-reality console and gaming platforms that provides the unique experience of interacting with the digital world. Gamers interact with WOWCube® Entertainment System by twisting, shaking, tapping, and tilting the console.

Best of all, our game console and the whole ecosystem have already been built out. Not a prototype or a rendering, but a real device and software ready to use.


FIRST-IN-CLASS,
INNOVATIVE CONSOLE,
IMMERSIVE-REALITY &
GAMING PLATFORM

WOWCube Entertainment System is only available to developers and is currently unavailable for public sale.

This product is just one of our high-tech consumer robotic toys and entertainment game platforms. Cubios, Inc. is developing breakthrough technologies and innovations, and building the ecosystem around the WOWCube® Entertainment System with the help of the company's in-house game-design studio.


PRESS RECOGNITION
VentureBeat
POPULAR MECHANICS
GIZMODO
NEW ATLAS
Expresso
BBC
THE TIMES
AWARDS
LAST GADGET STANDING
2020
WINNER
CES
INNOVATION AWARDS
2021

THE PROBLEM

Today's game tech misses the mark

Parents are seeking alternatives to traditional gaming systems and want to invest in tools and tech that will develop their child's cognitive abilities. Video games deemed "useless" or that don't seem to provide any value are not being sought after like they have been in the past. Today, children are looking for modern entertainment formats and for devices that will evolve along with their evolution.

THE MARKET

To infinity and beyond

The global educational toys market size is projected to reach **US $29.3Bn** (US $29350.28 million) by 2027, from **US $21.5Bn** (US $21579.35 million) in 2020.

The United States educational toys market size is projected to reach **US $6.6Bn** (US $6649.29 million) by 2027, from **US $4.9Bn** (US $4923.56 million) in 2020.

Since the WOWCube® Entertainment System is a completely new device and first of its kind, we compete mostly for a share of gaming devices, robotic developing toys, and STEM/STEAM entertainment gadgets with an MSRP of $299. With this selling price, we expect that early tech and gadget adopters will also contribute to a large portion of the shares as well.

MARKET REVENUE, USA


$7Bn
$4Bn
$4Bn
$2Bn
Game Consoles
Ed. Robotics & Smart Toys
Kid's Tablets
Puzzle Toys

2.7Bn
Gamers globally

65%
Households own a video game device

$159.3Bn
Global video game market 2020

$47Bn
Global console games market 2020

ADDRESSING MARKET TRENDS & NEEDS


New Gadget
Edutainment
Stress Relief
Far From Eyes
Cognitive Skills

WOWCube Entertainment System is only available to developers and is currently unavailable for public sale.

THE SOLUTION

One of the first-in-class edutainment consoles

We create interactive gaming technology designed to educate, entertain, and even relieve stress. The WOWCube® Entertainment System is a stress-relief digital toy that improves cognitive function, motor skills, and three-dimensional thinking - keeping you sharp with meditation. Our smart and educational toy can be interacted with and used both physically and digitally by twisting, shaking, tilting, and tapping.


SHAKE-N-TWIST
One-of a kind device that allows you to interact with the digital world like it is a real object.
Twist
Tap
Tilt
Shake

WOWCube Entertainment System is only available to developers and is currently unavailable for public sale.

Virtual gameplay is played in 3 dimensions, so the entire device surface is used, activating the user's spatial reasoning. Our patented magnetic connectors allow the modules to maintain perfect electrical contact and seamless data flow between them, no matter how the cube is rotated. This ensures that data can be transferred between autonomous modules on the fly, enabling data sharing and distributing low voltage power across the WOWCube® Entertainment System.


PLAY IN
3 DIMENSIONS
ACROSS 24 SQUARES
while characters & objects are moving from one screen to another

WOWCube Entertainment System is only available to developers and is currently unavailable for public sale.

Other benefits of the WOWCube® Entertainment System:

- Neurological rehabilitation
- Dynamic interaction
- Motor-cortex exercise

Our business model:

1. As a gaming platform
    a. Hardware sales
    b. Hardware licensing model
    c. Accessories
2. Our application family
    a. GaaS (Games as a Service) subscription model
    b. Games & applications to sell
    c. Games purchase-in
3. Our software
    a. Ecosystem (OS, Store, SDK)
    b. Own games & applications
    c. 3rd parties sell sharing revenue

The main focus of our business model in the future will be GaaS.

Our apps are already found in both the Apple App Store and the Google Play store. Additionally, we have developed our own Playstore.

The most important parts of our ecosystem, the SDK and WowStudio have already been developed.

We know what we're doing, and we've already completed the majority of the heavy-lifting in addition to the work on the console itself.


WOWCUBE®
ECOSYSTEM
DONE
SDK
SDK
READY
PLAYSTORE
READY
WOWCUBE® SYSTEM
READY
WOWSTUDIO
READY
MOBILE APPS
READY
COMING 2022
WOWBLOCKS
70% READY
SMART DOCK STATION
70% READY
BLOCKLY
80% READY

WOWCube Entertainment System is only available to developers and is currently unavailable for public sale.


GLOBAL DISTRIBUTORS
Requests from distributors from around the world.
USA
UK
Europe
Russia
Ukraine
Turkey
Kuwait
Saudi Arabia
UAE
India
China
South Korea
Japan
Taiwan
Vietnam
Singapore
Puerto Rico
Latin America
South Africa
Australia

Long term, we foresee our company recurring revenue from our application store.

We are planning to have 3 revenue streams in 2022:

1. Device sales
2. Device licensing
3. Software (games and applications) sales

WHY INVEST

It's a toy for everyone

With most of our hardware and R&D complete, we are looking forward to the market launch of our smart toy in 2022, and we hope to achieve a console market model initially. We are revolutionizing smart-game tech, and consider ourselves to be the modern-day Rubix cube.


FROM IDEA
TO LIFE







WOWCube Entertainment System is only available to developers and is currently unavailable for public sale.

An investment in the WOWCube® Entertainment System will be an investment in a classic toy for years to come that not only entertains, but also educates and soothes by stimulating and promoting positive cognitive and motor functions. The educational functions of our system are confirmed by STEM.


EDUCATOR OWNED &
OPERATED SINCE 2001
THE ORIGINAL, DIGITAL
STEM CREDENTIAL™
STEM AUTHENTICATED™
EDUCATIONAL PRODUCT
THIS CERTIFICATE IS PRESENTED TO
Founder / Executive Director


JOIN US AS WE
EMBARK ON A
JOURNEY IN
THE WORLD OF
INTERACTIVE
EDUTAINMENT!
+50

WOWCube Entertainment System is only available to developers and is currently unavailable for public sale.

In the Press

SHOW MORE

Meet Our Team



Ilya Osipov

Founder, President, and CTO

Serial Entrepreneur, 4 patents, 18 scientific publications in HCI, successful exit with Hearst Corp.



Max Filin

Co-Founder and CEO

15+ years in Manufacturing and Global Distribution of cutting edge consumer electronic devices. R&D Design House and factory co-owner



Napoleon Smith III

Advisor

Executive producer Teenage Mutant Ninja Turtles Movie at Paramount Pictures

Principal at Captain Kangaroo Production

Managing Partner at Atari Hotels

Founder at YOYO Zone

National VP in Nokia



Andrew B. Raupp

STEM Advisor

Executive Director, Founder at STEM: Educational Research™



Alex Yurasov

Chief Engineering Officer, Chief Research and Development Officer, Head of Development

13+ years in IT and Management.

PMP certified.



Cameron Dayton

Creative Advisor

20+ years designing games that range from

independent hits to some of the biggest

games in the industry, like Call of Duty: WW2

— the best-selling PS4 game of 2017



Mike Soloviev

CFO

15 years of financial experience.

Mr. Soloviev's primary occupation is being the Director of FPA at Roostify Inc. He serves as CFO for Cubios, Inc., working 20 hours per week.



Anna Zhang

Manufacturing Advisor

12 years experience in electronics business, rich experiences in electronics products manufacturing, co-owner of 3 Manufactures, supplying to more than thirty countries across the world



Dmitry Burkovskiy

Director

Chief Investment Officer at Xsolla, a payment services company, providing game developers and publishers with payment, billing, distribution, and marketing tools across more than 200 countries and territories, 20+ languages, and 130 currencies.

Mr. Burkovskiy's primary occupation is at Xsolla. He serves as a Board Director for Cubios, Inc., working 8 hours per week.



Fraser Townley

Marketing Advisor

Founder and inventor of Gamevice
22 patents
Retail Marketing and Product Development Executive Focused on high volume, next generation consumer multimedia products
Responsible for several top selling CE product introductions at Apple, Best Buy, Hitachi, News Corp, Wal-Mart.



Jason R. Hervey

Advisor

Award winning producer and executive

the Emmy Award winning hit series "The Wonder Years". Series ran for 6 seasons on ABC, received 29 Emmy nominations, multiple Golden Globes and People's Choice awards, and was recently inducted into the Smithsonian Institute, as one the greatest shows in the history of television.

Offering Summary

Company	Cubios, Inc.
Corporate Address	5602 Marquesas Circle #207, Sarasota, FL 34240
Offering Minimum	$9,993.64
Offering Maximum	$1,069,988.80
Minimum Investment Amount (per investor)	$496.22

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	866
Maximum Number of Shares Offered	92,720
Price per Share	$11.54
Pre-Money Valuation	$49,005,890.94

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Early Birds Perks

First 72 hours - 15% bonus shares

Next 72 hours - 10% bonus shares

Next 7 days - 5% bonus shares

Volume based Perks

$1000

Free 1-year Subscription for WowCube PlayStore

$2000

Free 2-years Subscription + 2% bonus shares

$5000

50% discount on Cube + Investor community + 5% bonus shares

$10000

50% discount on Cube + Investor community + 10% bonus shares

$20000

50% discount on Cube + Investor community + Online Visit /

Dinner with Founder + 15% bonus shares

$50000

50% discount on Cube + Investor community + Online Visit /

Dinner with Founder + 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine OWNer's Bonus

Cubios, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $11.54 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $1,154. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WOWCube® Entertainment System by Cubios to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

This is the WOWCube® Entertainment System!

A new amazing smart and educational gadget.

You can play in a way you have never played before, acting in both physical and virtual realities by twisting, shaking, and tilting.

Taking the best from classic educational games and modern interactive video games, it's a completely new gaming experience with the games running on all 24 screens on six sides of the device simultaneously.

We integrated the computer interface in the world's most popular puzzle toy, Rubik's cube, and created a brand new gadget!

"I love the concept."

You can play educational games, arcades, and puzzles in three dimensions. Track your information through widgets app. Use it like a timer or just as cool interior stuff with an aquarium, or a huge number of night lamps.

The WOWCube system connects to a computer and a phone for anyone to create and upload their own content.

We are a brand that STEM trusts.

Our Entertainment System is like a stress-relief digital device that requires motor coordination and dexterity, and we believe it can help to develop motor-to-brain skills, support brain activity, boost cognitive function and three-dimensional thinking by keeping your mind sharp and helping you to relax.

It could be a new form-factor for family entertainment.

We've come a long way from the first 3D printed prototype and our RV lab in the backyard to hundreds of factory-manufactured devices for game development, promotion, and tests.

Today, we've built an entire ecosystem with an application store, games, applications, a unique operating system, and an open environment for third-party developers, so that even a kid can create their own games and programs.

We have a worldwide professional team, aggressive patent strategy, and robust global patents and trade secrets portfolio.

We believe that our WOWCube Entertainment System has the potential to replicate the performance of other popular puzzles, such as the Rubick's Cube that have been sold millions of pieces around the globe since the '70s.

Today, you have an amazing chance to invest in the modern take of the iconic puzzle - the WOWCube® Entertainment System.

Join us now for special early investor perks!

Why Invest Section Video

No dialogue.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:10 AM 07/26/2021
FILED 10:10 AM 07/26/2021
SR 20212797121 - File Number 6036288

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CUBIOS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Cubios, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Cubios, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 28, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Cubios, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 919 North Market Street, Suite 950, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Incorp Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 1,077,664 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "**Restated Certificate**") that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

All of the shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to section and subsections of Part B of this Article Fourth.

1. Dividends.

The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the Original Issue Price (as defined below), rounded up to the nearest full cent, for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of each series of the Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis among the holders of Preferred Stock, the dividends payable pursuant to the first sentence of this Section 1. The "**Original Issue Price**" shall mean $5.60 per share with respect to the Series A Preferred

Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, on a pari passu basis among the holders of Preferred Stock, an amount per share equal to the greater of (i) the Original Issue Price of such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Notwithstanding the above provisions of this Section 2.1, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder has actually converted) such holder's shares of Preferred Stock into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion and after applying the provisions of Section 2.3.4, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this Section 2.1, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a separate class and including (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 15 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or all or substantially all of the intellectual property assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event (the "**Liquidation Event Notice**"), then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "**Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount (the "**Redemption Price**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock (on a pari passu basis) to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event (including without limitation making or declaring any dividends or distributions with respect to the Common Stock), except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(c) The Corporation shall send written notice of a required redemption pursuant to Subsection 2.3.2(b) (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than forty (40) days prior to the Redemption Date. The Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date;

(ii) the Redemption Date and the Redemption Price for Preferred Stock;

(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1.2); and

(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d) On or before the Redemption Date, each holder of shares of Preferred Stock, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4.1, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

(e) If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on the Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after the Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor..

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, voting exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Preferred Director**"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Common Director**"); provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 214,669 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 amend, waive or modify any term of this Restated Certificate or the bylaws of the Company in any manner that adversely alters or adversely changes the rights, preferences or privileges of the Preferred Stock or any series thereof;

3.3.2 increase or decrease the authorized number of shares of Common Stock, Preferred Stock or any series thereof;

3.3.3 create, authorize or issue any new class or series of shares (or other equity securities, rights or instruments convertible or exercisable for such shares) having rights (including voting rights), preferences or privileges senior to or on a parity with the Preferred Stock or any series thereof;

3.3.4 redeem any shares of Common Stock (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services or upon exercise of contractual rights of first refusal;

3.3.5 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing, except where the holders of Preferred Stock receive at least $16.80 for each share of Preferred Stock;

3.3.6 increase or decrease the authorized size of the Board of Directors;

3.3.7 pay or declare any dividend on any shares of stock of the Company;

3.3.8 cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the Preferred Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; or

3.3.9 consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 3.3.

3.4 Founder's Protective Provisions. For as long as the Founder (as such term is defined in the Investors' Rights Agreement, dated as of the Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time), together with the Founder's trusts or similar tax planning vehicles, holds at least fifty percent (50%) of the shares of Common Stock that the Founder held as of the date of this Restated Certificate, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Founder given in writing or by vote at a meeting, consenting or voting (as the case may be), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.4.2 increase or decrease the authorized size of the Board of Directors;

3.4.3 appoint the President or Chief Executive Officer of the Company, Chairman of the Board of Directors, and Technical Director and/or Chief Technology Officer of the Company.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price of such share of Preferred Stock by the Conversion Price (as defined below) of such share of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" applicable to a share of Preferred Stock shall initially be equal to $5.60. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation, a Deemed Liquidation Event or redemption of any shares of Preferred Stock pursuant to Subsection 2.3.2(b), the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock, unless such payment is not fully paid on such date, in which case the Conversion Rights for such shares shall continue until such price is paid in full; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded up to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement in effect as of the Original Issue Date (the "**Stock Option Plan**") up to the amount reserved for issuance under the Stock Option Plan, and any increase therein approved by the Board of Directors of the Corporation, including the approval of the Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Preferred Stock issued pursuant to the Series A Preferred Stock Purchase Agreement between the Corporation and the purchasers named therein dated on or about the Original Issue Date and the shares of Common Stock actually issued upon the conversion thereof;

(vi) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of Preferred Director;

(ix) other securities approved by the Requisite Holders as Exempted Securities; or

(x) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of Preferred Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause b shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses b and c of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses i and ii above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the

Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, based on a valuation of the Corporation of at least $100 million and resulting in at least $30 million of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote the Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section **5.4** of the Investors' Rights Agreement, dated as of June 2021, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Restated Certificate, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Restated Certificate, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 26th day of July 2021.

By:______________________________
Name: Max Filin
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 AM 12/16/2021
FILED 10:06 AM 12/16/2021
SR 20214114710 - File Number 6036288

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF CUBIOS, INC.

Max Filin certifies that:

1. He is the Chief Executive Officer of Cubios, Inc., a Delaware corporation (the "***Corporation***").

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on June 28, 2021, and was amended and restated on July 26, 2021 by filing of an Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware. The Certificate of Incorporation of the Corporation, as amended and restated, is referred to herein as "***Certificate of Incorporation***".

3. First sentence of ARTICLE FOURTH of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), (ii) 500,000 (five hundred thousand) shares of Non-Voting Common Stock, $0.0001 par value per share ("***Non-Voting Common Stock***") (iii) 1,077,664 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***")."

4. Subsection 2 of Section A of Article FOURTH of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

> "Voting. Except as expressly provided herein, Non-Voting Common Stock and Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "***Restated Certificate***") that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. Except as required by law or expressly provided in this Restated Certificate, Non-Voting Common Stock is nonvoting and the holders thereof have no voting rights with respect thereto. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of

the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

5. The foregoing amendment to the Certificate of Incorporation has been duly adopted in accordance with Sections 228 and 242 of the Delaware General Corporation Law.

Executed on December 14, 2021

By: /Max Filin/
Max Filin
Chief Executive Officer